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Exhibit (a)(5)(E)

NEWS RELEASE

TOSHIBA MEDICAL SYSTEMS CORPORATION ANNOUNCES EXPIRATION OF INITIAL TENDER OFFER PERIOD FOR OUTSTANDING SHARES OF VITAL IMAGES, INC. AND COMMENCEMENT OF SUBSEQUENT OFFERING PERIOD

        New York, New York, June 9, 2011 and Tokyo, Japan, June 9, 2011—Toshiba Medical Systems Corporation ("TMSC") today announced the completion of the initial cash tender offer by TMSC and its wholly-owned subsidiary, Magenta Corporation ("Merger Sub"), for all of the outstanding shares of common stock of Vital Images, Inc. (Nasdaq: VTAL) ("Vital Images"). TMSC also announced the commencement of a subsequent offering period that is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, June 15, 2011, unless extended.

        The initial tender offer period and withdrawal rights expired at 12:00 midnight, New York City time, on Wednesday, June 8, 2011. BNY Mellon Shareowner Services, the depositary for the tender offer, has advised TMSC that a total of 11,819,158 shares of Vital Images' common stock were validly tendered and not properly withdrawn upon expiration of the initial tender offer period (including 557,935 shares subject to guaranteed delivery procedures). The number of shares validly tendered and not properly withdrawn upon expiration of the initial tender offer period represents approximately 83.9% of Vital Images' outstanding common stock on a non-fully diluted basis, and approximately 72.4% of Vital Images' outstanding common stock on a fully diluted basis. Therefore, the minimum tender condition to the tender offer has been satisfied. Merger Sub has accepted for payment all shares that were validly tendered and not properly withdrawn in the initial tender offer and payment for such shares has been or will be made promptly in accordance with the terms of the tender offer.

        On Thursday, June 9, 2011, TMSC and Merger Sub commenced a subsequent offering period for all the remaining untendered shares of Vital Images' common stock. This subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, June 15, 2011, unless extended. Merger Sub will accept for payment all shares that are validly tendered during the subsequent offering period and the same offer price of $18.75 per share (in cash, net to the seller, without interest and subject to any required withholding taxes) will be paid for such shares promptly after they are received, in accordance with the terms of the tender offer. The procedures for accepting the tender offer and tendering shares during the subsequent offering period are the same as those described for the tender offer in the offer to purchase, except that shares tendered during the subsequent offering period may not be withdrawn.

About Toshiba Medical Systems Corporation

        TMSC is a leading worldwide provider of medical diagnostic imaging systems and comprehensive medical solutions, such as CT, X-ray and vascular, ultrasound, nuclear medicine, and MRI systems, as well as information systems for medical institutions. TMSC has been providing medical products for over 80 years. In October 2003, TMSC, which prior to that time had been operating as the Medical Systems Division of Toshiba Corporation ("Toshiba"), was established as a stand-alone member of the Toshiba group. TMSC is a wholly-owned subsidiary of Toshiba.

        Toshiba is a worldwide leader in technology, electronic and electrical products, digital consumer products, electronic devices and components, power systems, industrial and social infrastructure systems and home appliances. Toshiba was founded in 1875, and today operates a global network of more than 490 companies, with 203,000 employees worldwide and annual sales surpassing US$77 billion.

Additional Information

        This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of Vital Images' common stock are being made pursuant to the Offer to Purchase, a related Letter of Transmittal and other tender offer documents that have been filed by Merger Sub, TMSC and Toshiba with the U.S. Securities and Exchange Commission (the "SEC") on May 11, 2011, on a Tender Offer Statement on Schedule TO. In addition, on May 11, 2011, Vital Images filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Shareholders of Vital Images are strongly advised to read these documents carefully because they contain important information that shareholders should consider before making any decision with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, together with the Solicitation/Recommendation Statement, were mailed to shareholders of Vital Images and are available to all shareholders of Vital Images at no expense to them on the SEC's website at www.sec.gov. In addition, free copies of these materials may be obtained from the information agent for the tender offer, MacKenzie Partners, Inc., by calling toll-free at (800) 322-2885 or collect at (212) 929-5500, or by emailing tenderoffer@mackenziepartners.com.

Forward-Looking Statements

        This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Vital Images' shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. The forward-looking statements made in this release are made only as of the date of this release, and TMSC undertakes no obligation to update them to reflect subsequent events or circumstances.

CONTACTS:

At TMSC:
Catherine M. Wolfe
Phone: +1-714-669-4140
E-mail: cwolfe@tams.com

Hiroyuki Tachikawa
Phone: +81-287-26-5100
E-mail: hiroyuki.tachikawa@toshiba.co.jp

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  Exhibit (a)(5)(E)
NEWS RELEASE TOSHIBA MEDICAL SYSTEMS CORPORATION ANNOUNCES EXPIRATION OF INITIAL TENDER OFFER PERIOD FOR OUTSTANDING SHARES OF VITAL IMAGES, INC. AND COMMENCEMENT OF SUBSEQUENT OFFERING PERIOD